Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G dated January 12, 2009 with respect to the shares of Common Stock, par value $0.001 per share, of Stereotaxis, Inc. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: January 12, 2009

RCG PB, LTD By: Ramius Advisors, LLC, its investment advisor RAMIUS ENTERPRISE MASTER FUND LTD By: Ramius Advisors, LLC, its investment manager	RAMIUS ADVISORS, LLC By: Ramius LLC, its managing member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss